MONEY MARKET OBLIGATIONS TRUST

Federated Investors Funds

4000 Ericsson Drive
Warrendale, Pennsylvania 15086-7561

February 19, 2016

Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549-4720

RE: MONEY MARKET OBLIGATIONS TRUST (the “Registrant”)

Federated Tax-Free Trust (the “Fund”)

Institutional Shares

Premier Shares

1933 Act File No. 33-31602

1940 Act File No. 811-5950

Dear Mr. Williamson:

The Registrant is filing this correspondence to respond to your comments provided on February 9, 2016 on its Rule 485(a) Post-Effective Amendment No. 175 and Amendment No. 177, with respect to the Fund, submitted on December 24, 2015.

Comment 1. Please respond to the Commission’s comments in writing via Correspondence filing and include the Tandy Representation. Please give the Commission time to review the responses and respond to the Registrant before the amendment becomes effective. Where a comment asks for revised disclosure or revised disclosure is contemplated by your response, please provide draft disclosure in your letter.

Response: The Registrant will respond as requested.

Comment 2. We note that your filing includes more than one prospectus. For brevity, we will not repeat comments on similar disclosure in both prospectuses. Please consider whether our comments apply to both prospectuses and respond accordingly.

Response: The Registrant understands and will respond as requested.

Comment 3. We note that the Fund is a money market fund open to institutional investors. Currently, the disclosure does not reflect all of the changes adopted by the Securities and Exchange Commission as part of the 2014 Money Market Reforms. We especially note that the Fund does not provide fees and gates disclosure nor does it reference the floating net asset value (“NAV”). Please confirm to us your plans for complying with the 2014 Money Market Reforms by the compliance dates.

Response: The Fund’s plan with respect to complying with the 2014 Money Market Reforms is as follows:

  The Fund will add “Fees and Gates Risk” to the risk sections of each of the Summary Prospectuses and Statutory Prospectuses, replacing “Regulatory Reform Risk” in each section of each Prospectus. In addition the Fund will add new disclosure describing the Fund’s ability to impose fees and gates in the section “Limitations on Redemption Proceeds” in each Prospectus as well as the “Regulatory Compliance” section of the combined class SAI. See Appendix A for relevant disclosure.
  The Fund will revise the concluding risk statement in the Summary risk section as reflected in Appendix A.
  The Fund will add forward-looking disclosure regarding its intention to operate as an institutional money market fund on or before October 14, 2016. The Fund will file a Rule 485(a) post-effective amendment on or about July 15, 2016 to add disclosure regarding its transition to a floating NAV. The Fund will also add disclosure to its concluding risk statement in the Summary risk section that “Because the share price of the Fund will fluctuate, when you sell your shares they may be worth more or less than what you originally paid for them.”

Comment 4. Fee Table – Please consider removing the shareholder fees section if no fees are charged.

Response: The Fund acknowledges that it is permitted to remove line items in the Shareholder Fees section of the fee table if the response to the item is “None.” The Fund elects to retain these items for marketing purposes and for consistency across the Federated funds.

Comment 5. Fee Table – In the Institutional Shares Prospectus, the “Other Expenses” line item suggests the payment of shareholder services/account administration fees of 0.05% but footnote 1 indicates that the Board of Trustees (“Board”) has approved shareholder services/account administration fees of up to a maximum of 0.25% but such fees are not currently incurred or charged by the Fund until such time as approved by the Board. If the Board will approve these fees to be incurred or charged within one year from effectiveness of the Institutional Shares, please explain why the entire amount of 0.25% should not be reflected in the fee table.

Response: With respect to the Institutional Shares of the Fund, the Fund confirms that the shareholder services/account administration fee is “dormant,” and, while approved by the Fund’s Board, will not be incurred or charged unless approved to be activated by the Fund’s Board to be followed with appropriate notification to shareholders, including a supplement to the fee table. The Fund respectfully notes that there is no requirement in Form N-1A to make an express commitment that the dormant shareholder services/account administration fee will be in place for at least one year, unlike the commitment to reimburse or waive expenses covered in footnote #2. The presentation of the dormant shareholder services/account administration fee in the table along with the footnote is, based on the Fund’s analysis, in line with industry practice and consistent with Form N-1A requirements.

Comment 6.Fee Table – In the Example section, please provide the amounts for the 5 and 10 year time periods since the Fund is not a new Fund, despite the fact that the Institutional Shares class is new.

Response: The Fund will add the amounts for the 5 and 10 year time periods.

Comment 7. Main Investment Strategy – The Prospectus cover page statement is inconsistent with the disclosure in the paragraph beginning “Prior to November 16, 2015 … “where the cover page references investments in high-quality, tax-exempt securities maturing in 7 days or less, and the strategy references a gradual limitation of the Fund’s investments to shorter-term securities, and that, on or before October 2016, the Fund will only invest in investments maturing 7 days or less. It appears that, prior to October 2016, the Fund will continue to invest in securities maturing in longer than 7 days. Given investor sensitivity to interest rate risk, please tell us how the Fund will avoid potential investor confusion arising from the disconnect between the cover page disclosure and the strategy disclosure concerning activities prior to October 2016.

Response: The Fund confirms that its portfolio has now fully transitioned to investing only in securities maturing in 7 days or less. Accordingly, the Fund confirms that the cover page disclosure is correct as stated. In addition, the Fund will revise its summary and statutory prospectus investment disclosures to reflect the completed transition to a portfolio of securities maturing in 7 days or less.

Comment 8. If the Fund’s investments mature in 7 days or less and it invests in structured investments, such as Variable Rate Demand Instruments (“VRDNs”) that mature in 397 days or less, please consider, if warranted, referring to “effective maturity” instead of “maturity,” or otherwise highlight what you mean when the Fund discloses that it invests in securities maturing in 7 days or less.

Response: When discussing VRDNs and where otherwise applicable, “effective maturity” will be incorporated into the prospectus disclosure.

Comment 9. Main Investment Strategy – In the Summary Strategy or in the Item 9 full strategy discussion, briefly explain the material portfolio restrictions placed on the Fund by rule and further explain the Adviser’s process within these constraints.

Response: In the Item 9 full strategy discussion, the Fund will add the following disclosure to confirm the Fund’s adherence with Rule 2a-7 under the Investment Company Act of 1940:

“In pursuing its investment objective and implementing its investment strategies, the Fund will comply with Rule 2a-7 under the Investment Company Act (“Rule 2a-7”). Rule 2a-7, which regulates money market funds, imposes various requirements on money market funds, including, among others, regulations related to maturity, credit quality and diversification.”

Comment 10. Summary Risk Section, “What are the Main Risks of Investing in the Fund?” – Further clarify the Fund’s “Interest Rate Risk” and “Liquidity Risk” disclosures to explain how these are principal risks for a fund investing only in investments maturing in 7 days or less.

Response: The Fund acknowledges the staff’s comment given the Fund’s strategy to invest only in securities with maturities of 7 days or less. The Fund believes that “Interest Rate Risk” and “Liquidity Risk” continue to be principal risks based on the Fund’s investments in fixed-income securities, including municipal notes and VRDNs. These risk factors are traditionally disclosed in money market fund prospectuses and the Fund will continue to disclose them as principal risks in each prospectus.

Comment 11. Risk/Return Bar Chart – Please update the chart to reflect returns through calendar year 2015.

Response: The Fund will update the chart to reflect returns through calendar year 2015.

Comment 12. “What are the Fund’s Investment Strategies?” – With respect to the sentence that reads “The Adviser structures the portfolio by investing in variable rate demand instruments and municipal notes, as well as other permissible investments as described in this Prospectus and in the Fund’s Statement of Additional Information (SAI),” please consider revising this disclosure to address securities that the Fund will invest in principally and avoid the reference to the SAI. In addition, please clarify the reference to “120-day WAL” and why this does not state “7-day WAL.”

Response: The Fund will revise the respective disclosure to remove the reference to the SAI so that it reads as follows:

“The Adviser structures the portfolio by investing principally in variable rate demand instruments and municipal notes, as well as other permissible investments as described in this Prospectus.”

In addition, the Fund confirms that prospectus disclosure should refer to “7-day WAL” and will revise each prospectus accordingly.

Comment 13. “What are the Fund’s Principal Investments?” - Please expand on the “Variable Rate Demand Instruments” description to address how it fits within the Fund’s 7-day maturity limit. Will synthetic Variable Rate Demand Instruments be a principal part of the strategy and, if so, please consider whether these instruments present unique risks to be separately disclosed.

Response: The Fund’s Adviser has confirmed that synthetic Variable Rate Demand Instruments are part of the universe of Variable Rate Demand Instruments in which the Fund may invest as part of its principal investment strategy and as disclosed in the Fund’s prospectuses under “What are the Fund’s Principal Investments?”. This disclosure also describes the call features that certain synthetic Variable Rate Demand Instruments have. The Fund believes that the current disclosure describing Variable Rate Demand Instruments is appropriate and does not believe that synthetic Variable Rate Demand Instruments present any unique or additional risks from Variable Rate Demand Instruments that should be separately disclosed.

Comment 14. “What are the Fund’s Principal Investments?” - In “Credit Enhancement” briefly address via letter how the Fund will evaluate the credit quality of the credit enhancement provider. Also discuss whether, and if so how, the Fund will limit exposure to particular credit enhancement providers. Please also address any implicit or explicit costs associated with credit enhancement and the impact those costs may have on returns.

Response: The Adviser evaluates credit enhancements based on its own credit assessment standards and analysis in the same manner as it evaluates the credit risks posed by the issuers of securities in which the Fund invests. The Fund limits its exposure to particular credit enhancement providers by adhering to its fundamental investment limitations regarding diversification and concentration and in accordance with SEC rules.

In addition, any implicit costs to the Fund associated with credit enhancement would be minimal and would likely have no impact on returns.

Comment 15. “Who Manages the Fund?” Please update the figures and dates to reflect calendar year 2015.

Response: The Fund will update the figures and dates to reflect calendar year 2015.

Comment 16. Advisory Fees – In the final sentence regarding the Board’s review of the Fund’s investment advisory contract, please consider using language that more closely tracks the language of Item 10.(a)(1)(iii) of form N-1A.

Response: The Fund acknowledges the requirements of Item 10. (a)(1)(iii) and respectfully believes that the Fund’s current disclosure is consistent with the requirements of the Item and that the Item does not expressly require the exact language of the Item to be used.

Comment 17. “Appendix A: “Hypothetical Investment and Expense Information” - We note that you present a hypothetical that uses the same assumptions required by Item 3 of Form N-1A. However, unlike Item 3, you present a dollar amount of hypothetical earnings and show ending account balances. The Fund is a money market fund that currently yields 0% and has for several years. We are concerned that for a money market fund the presentation of hypothetical returns may mislead investors or cause them to form unrealistic expectations about returns even though it is labelled as hypothetical, given the current market. Please remove the disclosure or explain why it should be disclosed.

Response: The Fund is required to disclose hypothetical investment and expense charts in all of its prospectuses in compliance with section F. (3) of the Assurance of Discontinuance (“AOD”) executed with the Attorney General of the State of New York, Bureau of Investment Protection, dated November 17, 2005. The Fund also confirms that the AOD with the Attorney General of the State of New York was coordinated with an order brought by the Commission. Certain terms of the SEC Order are incorporated into the AOD. Section F. (3) of the AOD requires the Federated Funds to “disclose in the applicable prospectus or amendment thereto a summary showing the fees and costs, in actual dollars, that would be charged a hypothetical investment of $10,000 held for the next 10 years and the impact of such fees and costs on fund returns for each year and cumulatively, assuming a 5% return for each year …” We note that, in compliance with the AOD, Federated has been including the hypothetical charts in all of the Federated Funds from the effective date of the AOD. There is no expiration of this requirement provided in the AOD. To the extent that the Attorney General of the State of New York ever waives this requirement, the Fund will seek to discontinue including such hypothetical investment and expense charts.

Comment 18. Statement of Additional Information, “Securities in Which the Fund Invests”- Please clarify the “Asset Segregation” disclosure. What are the “special transactions” that the Fund refers to? What is the value of “marketable assets to set aside”?

Response: With respect to this disclosure, “special transactions” refers to reverse repurchase agreements and when-issued and delayed delivery transactions. The Fund will revise this disclosure as follows:

“In order to secure its obligations in connections with special transactions, such as reverse repurchase agreements or when-issued and delayed delivery transactions, the Fund will either enter into offsetting transactions or set aside readily marketable securities.”

The value of the “marketable assets to set aside” will relate to the amount of the special transaction, which are expected to be minimal.

Comment 19. Statement of Additional Information, “Investment Limitations” – In the “Concentration” policy, please explain why bank instruments are not deemed to constitute part of an industry.

Response: As disclosed in the Fund’s SAI in the “Additional Information” section, the Fund considers certificates of deposit and demand and time deposits issued by a U.S. branch of a domestic bank of savings association having capital, surplus and undivided profits in excess of $100,000,000 at the time of investment (i.e., “bank instruments”) to be “cash items.” The Fund also notes that its concentration policy is fundamental and cannot be changed without shareholder approval and that investing in bank instruments is not a principal investment strategy of the Fund.

In connection with the review of this filing by staff of the Securities and Exchange Commission, the Fund acknowledges the staff’s view that: the Fund is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions on the enclosed material, please contact me at (724) 720-8831.

Very truly yours,

/s/ Sheryl L. McCall

Sheryl L. McCall

Senior Paralegal

Appendix A

Summary Fees and Gates Risk

Fees & Gates Risk. The Fund has adopted policies and procedures such that beginning October 14, 2016, the Fund will be able to impose liquidity fees on redemptions and/or temporarily suspend redemptions for up to 10 business days in any 90 day period in the event that the Fund’s weekly liquid assets were to fall below a designated threshold, subject to a determination by the Fund’s Board that such a liquidity fee or redemption gate is in the Fund’s best interest. If the Fund’s weekly liquid assets fall below 30% of its total assets, the Fund may impose liquidity fees of up to 2% of the value of the shares redeemed and/or temporarily suspend redemptions, if the Board, including a majority of the independent Trustees, determines that imposing a liquidity fee or temporarily suspending redemptions is in the Fund’s best interest. In addition, if the Fund’s weekly liquid assets fall below 10% of its total assets at the end of any business day, the Fund must impose a 1% liquidity fee on shareholder redemptions unless the Board, including a majority of the independent Trustees, determines that imposing such fee is not in the best interests of the Fund.

Statutory Fees and Gates Risk

Fees & Gates Risk

The Fund has adopted policies and procedures such that beginning October 14, 2016, the Fund will be able to impose liquidity fees on redemptions and/or temporarily suspend redemptions for up to 10 business days in any 90 day period in the event that the Fund’s weekly liquid assets were to fall below a designated threshold, subject to a determination by the Fund’s Board that such a liquidity fee or redemption gate is in the Fund’s best interest. If the Fund’s weekly liquid assets fall below 30% of its total assets, the Fund may impose liquidity fees of up to 2% of the value of the shares redeemed and/or temporarily suspend redemptions, if the Board, including a majority of the independent Trustees, determines that imposing a liquidity fee or temporarily suspending redemptions is in the Fund’s best interest. In addition, if the Fund’s weekly liquid assets fall below 10% of its total assets at the end of any business day, the Fund must impose a 1% liquidity fee on shareholder redemptions unless the Board, including a majority of the independent Trustees, determines that imposing such fee is not in the best interests of the Fund.

The following disclosure: “The Shares offered by this Prospectus are not deposit or obligations of any bank, are not endorsed or guaranteed by any bank and are not insured or guaranteed by the U.S. government, the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.”

Will be replaced with:

“You could lose money by investing in the Fund. The Fund may impose a fee upon the sale of your shares or may temporarily suspend your ability to sell shares if the Fund’s liquidity falls below required minimums because of market conditions or other factors. An investment in the Fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. The Fund’s sponsor has no legal obligation to provide financial support to the Fund, and you should not expect that the sponsor will provide financial support to the Fund at any time.”

Limitations on Redemption Proceeds (Prospectus)

CERTAIN SPECIAL LIMITATIONS AFFECTING REDEMPTIONS

The SEC has implemented a number of requirements, including liquidity fees and temporary redemption gates, for money market funds based on the amount of Fund assets that are “weekly liquid assets,” which generally includes cash, direct obligations of the U.S. government, certain other U.S. government or agency securities, and securities that will mature or are subject to a demand feature that is exercisable and payable within five business days.

The Fund has adopted policies and procedures such that beginning October 14, 2016, the Fund will be able to impose liquidity fees on redemptions and/or temporarily suspend redemptions for up to 10 business days in any 90 day period in the event that the Fund’s weekly liquid assets were to fall below a designated threshold, subject to a determination by the Fund’s Board that such a liquidity fee or redemption gate is in the Fund’s best interest. If the Fund’s weekly liquid assets fall below 30% of its total assets, the Fund may impose liquidity fees of up to 2% of the value of the shares redeemed and/or temporarily suspend redemptions, if the Board, including a majority of the independent Trustees, determines that imposing a liquidity fee or temporarily suspending redemptions is in the Fund’s best interest. If the Fund’s weekly liquid assets fall below 10% of its total assets at the end of any business day, the Fund will impose a liquidity fee of 1% on all redemptions beginning on the next business day, unless the Board, including a majority of the independent Trustees, determines that imposing such a fee would not be in the best interests of the Fund or determines that a lower or higher fee (not to exceed 2%) would be in the best interests of the Fund, which would remain in effect until weekly liquid assets return to 30% or the Board determines that the fee is no longer in the best interests of the Fund. All liquidity fees payable by shareholders of the Fund would be payable to the Fund and could offset any losses realized by the Fund when seeking to honor redemption requests during times of market stress. If liquidity fees are imposed or redemptions are temporarily suspended, the Fund will notify shareholders on the Fund’s website or by press release. In addition to identifying the Fund, such notifications will include the Fund’s percentage of total assets invested in weekly liquid assets, the time of implementation of the liquidity and/or redemption fee and details regarding the amount of the liquidity fee.

All liquidity fees payable by shareholders to the Fund can be used to offset any losses realized by the Fund when seeking to honor redemption requests during times of market stress. The Fund expects to treat such liquidity fees as not constituting income to the Fund.

A liquidity fee imposed by the Fund will reduce the amount you will receive upon the redemption of your shares, and will decrease the amount of any capital gain or increase the amount of any capital loss you will recognize from such redemption. Although there is some degree of uncertainty with respect to the tax treatment of liquidity fees received by money market funds, it is anticipated at this time that a liquidity fee will have no tax effect for the Fund. As the tax treatment will likely be the subject of future guidance issued by the Internal Revenue Service (IRS), the Fund will re-visit the applicable tax treatment of liquidity fees when they are received.

In addition, the right of any investor to receive payment with respect to any redemption may be suspended or the payment of the redemption proceeds postponed during any period in which the NYSE is closed (other than weekends or holidays) or trading on the NYSE is restricted or, to the extent otherwise permitted by the 1940 Act, if an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable or it is not reasonably practicable for the Fund fairly to determine the value of its net assets. In addition, the SEC may by order permit suspension of redemptions for the protection of shareholders of the Fund.

If the Fund’s weekly liquid assets fall below 10% of its assets on a business day, the Fund may cease honoring redemptions and liquidate at the discretion of the Board, including a majority of the independent Trustees. Prior to suspending redemptions, the Fund would be required to notify the SEC of its decision to liquidate and suspend redemptions. If the Fund ceases honoring redemptions and determines to liquidate, the Fund expects that it would notify shareholders on the Fund’s website or by press release. Distributions to shareholders of liquidation proceeds may occur in one or more disbursements.

Regulatory Compliance (SAI)

The SEC has implemented a number of requirements, including liquidity fees and temporary redemption gates, for money market funds based on the amount of Fund assets that are “weekly liquid assets,” which generally includes cash, direct obligations of the U.S. government, certain other U.S. government or agency securities, and securities that will mature or are subject to a demand feature that is exercisable and payable with five business day.

The Fund has adopted policies and procedures such that beginning October 14, 2016, the Fund will be able to impose liquidity fees on redemptions and/or temporarily suspend redemptions for up to 10 business days in any 90 day period in the event that the Fund’s weekly liquid assets were to fall below a designated threshold, subject to a determination by the Fund’s Board that such a liquidity fee or redemption gate is in the Fund’s best interest. If the Fund’s weekly liquid assets fall below 30% of its total assets, the Fund may impose liquidity fees of up to 2% of the value of the shares redeemed and/or temporarily suspend redemptions, if the Board, including a majority of the independent Trustees, determines that imposing a liquidity fee or temporarily suspending redemptions is in the Fund’s best interest. If the Fund’s weekly liquid assets fall below 10% of its total assets at the end of any business day, the Fund will impose a liquidity fee of 1% on all redemptions beginning on the next business day, unless the Board, including a majority of the independent Trustees, determines that imposing such a fee would not be in the best interests of the Fund or determines that a lower or higher fee (not to exceed 2%) would be in the best interests of the Fund, which would remain in effect until weekly liquid assets return to 30% or the Board determines that the fee is no longer in the best interests of the Fund. If liquidity fees are imposed or redemptions are temporarily suspended, the Fund will notify shareholders on the Fund’s website or by press release. In addition to identifying the Fund, such notifications will include the Fund’s percentage of total assets invested in weekly liquid assets, the time of implementation of the liquidity fee and/or redemption gate and details regarding the amount of the liquidity fee. If the Board, including a majority of the independent Trustees, changes or removes a liquidity fee or a temporary redemption gate, the Fund will notify shareholders in the same manner as described above.

All liquidity fees payable by shareholders to the Fund can be used to offset any losses realized by the Fund when seeking to honor redemption requests during times of market stress. The Fund expects to treat such liquidity fees as not constituting income to the Fund.

A liquidity fee imposed by the Fund will reduce the amount you will receive upon the redemption of your shares, and will decrease the amount of any capital gain or increase the amount of any capital loss you will recognize from such redemption. Although there is some degree of uncertainty with respect to the tax treatment of liquidity fees received by money market funds, it is anticipated at this time that a liquidity fee will have no tax effect for the Fund. As the tax treatment will likely be the subject of future guidance issued by the Internal Revenue Service (IRS), the Fund will re-visit the applicable tax treatment of liquidity fees when they are received.

If the Fund’s weekly liquid assets fall below 10% and the Board determines that it would not be in the best interests of the Fund to continue operating, the Board may suspend redemptions in the Fund and may approve the liquidation of the Fund. Prior to suspending redemptions, the Fund would be required to notify the SEC of its decision to liquidate and suspend redemptions. If the Fund ceases honoring redemptions and determines to liquidate, the Fund expects that it would notify shareholders on the Fund’s website or by press release. Distributions to shareholders of liquidation proceeds may occur in one or more disbursements.